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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                                     UNDER
                            SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                            Trex Medical Corporation
                           (Name of Subject Company)

                               ----------------
                            Trex Medical Corporation
                      (Name of Person(s) Filing Statement)

                               ----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  89531R 10 1
                     (CUSIP Number of Class of Securities)

                               ----------------

                                James W. May Jr.
                        Member of the Special Committee
                           of the Board of Directors
                           c/o Richard A. Soden, Esq.
                            James A. Matarese, Esq.
                          Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000
 (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With copies to:

                             Richard A. Soden, Esq.
                            James A. Matarese, Esq.
                          Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

Item 1. Subject Company Information.

   The name of the subject company is Trex Medical Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 81 Wyman Street, Waltham, MA 02454- 9046 and its phone number at its principal executive offices is (781) 622-1000.

   The title of the class of equity securities to which this Schedule 14D-9 Solicitation/Recommendation Statement (this "Schedule 14D-9") relates is the common stock, par value $.01 per share, of the Company (the "Shares" or the "Common Stock"). As of September 30, 2000, there were 31,948,597 Shares issued and outstanding and 1,357,900 Shares reserved for issuance pursuant to options outstanding on such date under the Company's option plans.

Item 2. Identity and Background of Filing Person.

   This Schedule 14D-9 is being filed by the subject company, Trex Medical Corporation. The contact information for the Company is listed in Item 1 above.

   This Schedule 14D-9 relates to the tender offer by Trex Medical Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), to purchase all of the outstanding Shares which are not currently owned by Thermo Electron (the "Publicly Held Shares"), at a purchase price of $2.15 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated October 25, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"). The Purchaser filed a Schedule TO Tender Offer Statement (the "Schedule TO") with the Securities and Exchange Commission (the "Commission") on October 25, 2000, which includes the Offer to Purchase as an exhibit.

   The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a sufficient number of Shares which, together with Shares owned by Thermo Electron, equal at least 90% of the outstanding Shares (the "Minimum Condition"). Based on the Schedule TO, as of September 30, 2000, Thermo Electron beneficially owned 25,121,689 Shares, representing approximately 78.6% of the then issued and outstanding Shares. Accordingly, 3,632,049 Publicly Held Shares must be tendered in order to satisfy the Minimum Condition (assuming that no outstanding Company stock options are exercised after September 30, 2000). The Schedule TO states that if the tender offer is completed, Thermo Electron and the Purchaser will together own at least 90% of the Company's outstanding Shares, and Thermo Electron will, promptly following the closing of the Offer, contribute its Shares to the Purchaser. Thermo Electron will then cause the Purchaser to merge with and into the Company (the "Merger") making the Company a wholly-owned subsidiary of Thermo Electron.

   The Purchaser's principal executive offices, as set forth on its Schedule TO, are located at 81 Wyman Street, Waltham, MA 02454-9046 and its business phone is (781) 622-1000.

   All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, Thermo Electron or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by the Purchaser or Thermo Electron or obtained from reports or statements filed by the Purchaser or Thermo Electron with the Commission, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

 History of the Company.

   The Company was incorporated as a Delaware corporation in September 1995 as an indirect majority-owned subsidiary of ThermoTrex Corporation ("ThermoTrex"), which was a majority-owned subsidiary of Thermo Electron. In June 1996, the Company conducted an initial public offering of its Common Stock, and in February 1998, the Company sold additional shares of its Common Stock in a public offering. Following these offerings, Thermo Electron, through its ownership of Common Stock and the ownership of Common Stock by ThermoTrex, maintained a controlling stake in the Company. Historically, the Company has engaged in the design, manufacture and marketing of mammography equipment, minimally invasive breast-biopsy systems, and general purpose and specialized medical x-ray equipment and dental x-ray systems. In September 2000, the Company sold its U.S. operations to Hologic, Inc. ("Hologic"). Currently, the Company is primarily engaged in the dental imaging business through its Trophy Radiologie subsidiary ("Trophy"), which is based in France.

   According to the Offer to Purchase, Thermo Electron is a world leader in monitoring, analytical and biomedical instrumentation; biomedical products including heart-assist devices, respiratory-care equipment and mammography systems; and paper recycling and papermaking equipment. Thermo Electron also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management and conducts research and development in advanced imaging, laser and electronic information-management technologies.

   As described below under "Item 4.--The Solicitation or Recommendation," on January 31, 2000, Thermo Electron announced a restructuring plan pursuant to which it expects to spin in, spin off and sell various businesses to focus solely on its core measurement and detection instruments business. In that announcement, Thermo Electron stated that it planned to take private certain of its majority-owned subsidiaries. As part of this reorganization, Thermo Electron announced on October 17, 2000, that, through the Purchaser, it would make a tender offer for all of the outstanding publicly traded shares of the Company. On October 25, 2000, the Purchaser filed the Schedule TO with the Commission and formally commenced the Offer. The Offer to Purchase also has been filed with the Commission as an exhibit to the Schedule TO and as Exhibit 5 hereto.

 Composition of the Company's Board of Directors.

   The Company's Board of Directors currently consists of the following seven members:

Elias P. Gyftopoulos.........  Dr. Gyftopoulos has been a director of the
                               Company since November 1995. He is a Professor Emeritus at the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than twenty years prior to his retirement in 1996. Dr. Gyftopoulos is also a director of Thermo Electron and Thermo Cardiosystems Inc.

Hal Kirshner.................  Mr. Kirshner has been a director of the Company since October 1995. He was the chief executive officer and president of the Company from October 1995 through December 1998. Mr. Kirshner was also president of the LORAD division of the Company from 1991 until 1997.

John T. Keiser...............  Mr. Keiser has been a director of the Company since June 1997. He has been the chief
                               operating officer, biomedical, of Thermo
                               Electron since September 1998 and was a vice president from April 1997 until his promotion. He has been the president of Thermo Electron's wholly-owned biomedical group, a manufacturer of medical equipment and instruments, since 1994. Mr. Keiser is a director of Thermo Cardiosystems Inc.

James W. May Jr..............  Dr. May is the sole member of the Special
                               Committee of the Board of Directors of the Company, which was established to consider the Offer (the "Special Committee") (See "Item 4.-- The Solicitation or Recommendation"). He has been a director of the Company since February 1996. He has been Professor of Surgery at Harvard Medical School since 1994 and was Associate Clinical Professor of Surgery for more than five years prior to that time. He has also been Director of Plastic Surgery at Massachusetts General Hospital since 1982.

Hutham S. Olayan.............  Ms. Olayan has been a director of the Company since February 1996. She has served since 1995 as president and a director of Olayan America Corporation, a member of the Olayan Group, and as president and a director of Competrol Real Estate Limited, another member of the Olayan Group, until its merger into Olayan America Corporation in 1997. The surviving company is engaged in private investments, including real estate, and advisory services. Ms. Olayan is also a director of Thermo Electron.

Firooz Rufeh.................  Mr. Rufeh has been a director of the Company since October 1995. Mr. Rufeh presently serves as a consultant to Thermo Electron. Mr. Rufeh served as the chief executive officer of ThermoTrex from 1988 to February 1996, and as the president of ThermoTrex from 1988 to February 1997. Mr. Rufeh also served as a vice president of Thermo Electron from 1986 until his retirement in February 1997.

William J. Webb..............  Mr. Webb has been president, chief executive officer and a director of the Company since
                               January 1999. From 1997 until his appointment, Mr. Webb served as the executive vice president, global sales and service, of Picker International Inc., a manufacturer and marketer of diagnostic imaging equipment. He served as the executive vice president, sales and service for Picker International Inc. from 1990 until 1997.

 Executive Officers of the Company.

   The following persons are currently executive officers of the Company:

Name                        Title
----                        -----
William J. Webb............ President and Chief Executive Officer
Theo Melas-Kyriazi......... Chief Financial Officer and Chief Accounting Officer
Gerald R. Roda............. Senior Vice President, Finance

   According to the Offer to Purchase, Thermo Electron anticipates that following consummation of the Offer and Merger, the Board of Directors of the Company will be comprised solely of members of the Company's and Thermo Electron's management.

 Conflicts of Interest.

   Certain directors and the executive officers of the Company have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized herein.

   Dr. May, the sole member of the Special Committee, does not own any Shares. Dr. May does have options to acquire 41,000 Shares at exercise prices ranging from $2.38 to $10.25 per Share that are currently exerciseable. Dr. May also has accumulated deferred units representing 5,823 Shares as of September 30, 2000, under the Company's Deferred Compensation Plan for directors, which Shares will be automatically converted into the right to receive the Offer Price for each Share, for an aggregate of $12,519.

   Officers and directors of the Company who own Shares and tender such Shares will receive the same Offer Price on the same terms as set forth in the Offer to Purchase. As of September 30, 2000, the members of the Board of Directors and executive officers of the Company owned, in the aggregate, 219,537 Shares. Assuming all the members of the Board of Directors and all executive officers actually tender their Shares as they have indicated in the Offer to Purchase, they would receive an aggregate of $472,005 in exchange for their Shares.

   In addition, as of September 30, 2000, the directors, including Dr. May, and executive officers of the Company held options to acquire an aggregate of 738,000 Shares. Such options were issued under the Company's Equity Incentive Plan and have exercise prices ranging from $2.38 to $11.00 per Share. Upon the acquisition of the Shares and the subsequent Merger, Thermo Electron will assume the options to acquire Shares and will convert such options into options to acquire Thermo Electron common stock on the same terms and in the case of the vested options, at the election of the option holder, the Purchaser will pay the option holder cash for each option equal to the Offer Price less the applicable exercise price.

   Certain directors and certain executive officers of the Company are directors or officers of Thermo Electron. All of such directors and executive officers of the Company hold equity interests in Thermo Electron. Elias P. Gyftopoulos and Hutham S. Olayan are directors of both the Company and Thermo Electron. Theo Melas-Kyriazi, the chief financial officer and chief accounting officer of the Company, is also the chief financial officer and chief accounting officer of Thermo Electron. John T. Keiser, a director of the Company, is chief operating officer, biomedical of Thermo Electron. Consequently, certain of these directors and officers receive or have received compensation not only from the Company but also from Thermo Electron and its affiliates.

   The members of the Boards of Directors of Thermo Electron own common stock of, or hold options to purchase the common stock of Thermo Electron and/or the Company. In addition, certain members of the Board of Directors of Thermo Electron are also officers of the Company. These positions and equity interests present these directors with actual or potential conflicts of interest in determining the fairness of the Offer and the Merger to the Public Shareholders (as defined below). See Schedule I to the Offer to Purchase, which is Exhibit 5 hereto and incorporated herein by reference, for a listing of the positions that the members of the Board of Directors of Thermo Electron hold with Thermo Electron and/or the Company and their ownership of the common stock of Thermo Electron and/or the Company.

   In addition to the indemnification agreements entered into between the Company and each of the Company's executive officers and directors, Thermo Electron has entered into separate indemnification agreements with each of the Company's executive officers and directors providing for the indemnification and advancement of expenses to such person directly by Thermo Electron in the event that such person, by reason of his or her status as a director or officer of the Company (or service as a director, officer or fiduciary of another entity at the request of Thermo Electron), is made or is threatened to be made party to any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if such officer or director acted in good faith and in a manner believed to be in or not opposed to the best interests of Thermo Electron and, in the case of a criminal action or proceeding, had no reason to believe his or her conduct was unlawful. Forms of such indemnification agreements are attached hereto as Exhibits 8 and 9.

 Certain Compensation Matters; Agreements.

   Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of the Company's executive officers, directors or affiliates are described at pages 10 through 11 of the Company's Proxy Statement dated April 11, 2000 relating to its 2000 Annual Meeting of Stockholders (the "Proxy Statement") in the section entitled "Executive Retention Agreements." A copy of such pages of the Proxy Statement is filed as
Exhibit 10 hereto and those portions of the Proxy Statement are incorporated herein by reference.

   In addition to the fees he receives for serving as a director of the Company, Dr. May received from the Company a one-time fee of $10,000 for serving on the Special Committee. He will also receive an attendance fee of $1,000 for each in-person Special Committee meeting, $500 for each telephonic Special Committee meeting, and reimbursement for out-of-pocket expenses incurred in connection with his service on the Special Committee.

 Transactions Between the Company and Thermo Electron.

   Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and Thermo Electron are described on page 44 of the Purchaser's Offer to Purchase, which is Exhibit 5 hereto and incorporated herein by reference.

 Material Agreements, Arrangements or Understandings Relating to the Company and the Offer.

   Certain contracts, agreements, arrangements and understandings relating to the Company and the Offer are described at pages 23 and 24 and page 44 of the Purchaser's Offer to Purchase, which is Exhibit 5 hereto and incorporated herein by reference. Other than as a result of being the subject of the Purchaser's Offer, the Company is not a party to any of such contracts, agreements, arrangements and understandings relating to the Company and the Offer.

 Intent to Tender.

   To the Company's knowledge, after reasonable inquiry, all directors and all executive officers of the Company who own Shares currently intend to tender their Shares pursuant to the Offer.

Item 4. The Solicitation or Recommendation.

 Position of the Special Committee.

   The Special Committee, whose only member consists of the sole independent director of the Company, James W. May Jr., recommends that holders of Shares other than Thermo Electron and its affiliates, including the officers and directors of the Company (the "Public Shareholders"), accept the Offer and tender their Shares pursuant to the Offer. At a meeting of the Special Committee held on November 6, 2000, the Special Committee determined that the $2.15 per Share price proposed by the Purchaser was a fair price to be paid to the Public Shareholders and resolved to recommend that the Public Shareholders accept the Offer and tender their Shares pursuant to the Offer. As a result of the conflict of interest due to current or past affiliations between the members of the Company's Board of Directors (other than Dr. May) and Thermo Electron, the Board of Directors of the Company delegated to the Special Committee the sole and exclusive authority to respond to the Offer and to either recommend for, recommend against or remain neutral and express no opinion with respect to whether or not the Public Shareholders should accept the Offer and tender their Shares pursuant to the Offer.

 Background; Reasons for the Special Committee's Position.

   On January 31, 2000, as part of its overall restructuring plan pursuant to which it expects to spin in, spin off and sell various businesses to focus solely on its core measurement and detection instruments business, Thermo Electron announced that it planned to take private certain of its majority-owned subsidiaries. As part of this reorganization, Thermo Electron announced on October 17, 2000 that, through the Purchaser, it would make a tender offer for all of the outstanding publicly traded shares of the Company at a price of $2.15 per Share. According to the Offer to Purchase, the Offer is conditioned upon the Purchaser acquiring a sufficient number of Publicly Held Shares such that Thermo Electron and the Purchaser will together own at least 90% of the total outstanding Shares. As stated in the Offer to Purchase, structuring the transaction as a tender offer to acquire ownership of at least 90% of the outstanding Shares permits the Purchaser to cause a merger of the Company and the Purchaser without any vote of the shareholders of the Company pursuant to the "short-form" merger provisions of the Delaware General Corporation Law. Pursuant to such a "short-form" merger, the remaining Public Shareholders also would receive $2.15 per Share.

   As the controlling shareholder of the Company, Thermo Electron could cause the Company to call a special meeting of shareholders for the purpose of seeking the approval of a merger of the Company and the Purchaser, pursuant to which the holders of Publicly Held Shares would be paid $2.15 per Share. At such a meeting, Thermo Electron and its affiliates would have sufficient votes by virtue of their ownership of Shares to approve such a transaction regardless of how holders of Publicly Held Shares vote their Shares. Such a transaction is commonly referred to as a "long-form" merger because approval of the shareholders is required to consummate the transaction. As set forth in the Offer to Purchase, Thermo Electron has chosen to pursue a tender offer followed by a "short-form" merger rather than a "long-form" merger in an effort to acquire the Publicly Held Shares in an expeditious manner and provide the Public Shareholders with a prompt opportunity to receive the Offer Price. Because Thermo Electron owns approximately 78.6% of the total outstanding Shares, the Purchaser only needs to acquire an additional 11.4% of the total outstanding Shares, or approximately 53.3% of the total outstanding Publicly Held Shares, in order for Thermo Electron and its subsidiaries to own sufficient Shares to effect a "short-form" merger. According to the Offer to Purchase, if the Offer is not successful, the Purchaser may make open market or privately negotiated purchases of Publicly Held Shares to the extent necessary in order for Thermo Electron and its subsidiaries, collectively to own at least 90% of the total outstanding Shares. For additional information about the terms and conditions of the Offer and the Purchaser's reasons for making the Offer, shareholders should read the Offer to Purchase, which has been mailed to shareholders directly by the Purchaser and has been filed as an exhibit to the Schedule TO.

   As a result of the conflict of interest between the Company and Thermo Electron by virtue of Thermo Electron's control of the Company and its Board of Directors, the Board of Directors established the Special Committee consisting of the only member of the Board of Directors having no affiliation with Thermo Electron. The Special Committee was given the sole and exclusive authority to respond to the Offer and to either recommend for, recommend against or remain neutral and express no opinion with respect to whether or not the Public Shareholders should accept the Offer and tender their Shares pursuant to the Offer. Other than as described in the preceding sentence, the Special Committee was given no other authority or responsibilities, and in particular, was not given the authority to "shop" the Company to prospective third party purchasers or explore other strategic alternatives that might enhance or maximize shareholder value for the Public Shareholders. To assist it in performing its responsibilities, the Special Committee retained Tucker Anthony Capital Markets ("Tucker Anthony") as separate independent financial advisor and Goodwin, Procter & Hoar, LLP as separate independent legal counsel.

   Pursuant to the authority granted to it by the Company's Board of Directors, the Special Committee undertook to independently determine, with the advice of its legal counsel and financial advisor, the adequacy of the terms of the Offer and whether to recommend for, recommend against or remain neutral and express no opinion with respect to the Offer based primarily on the information furnished to the Special Committee by the Company's management and Thermo Electron. The Special Committee also reviewed the information concerning the Offer set forth in the Offer to Purchase and was given access to representatives of Thermo Electron's financial advisor, J.P. Morgan Securities Inc. ("J.P. Morgan"). After initial consultation with its legal counsel and financial advisor, the Special Committee asked Thermo Electron whether it would consider increasing the Offer Price, but was informed that Thermo Electron believed that the terms of the Offer were fair to the Public Shareholders and would not engage in any negotiations concerning the Offer Price. The Special Committee also discussed with representatives of Thermo Electron the anticipated timing of the Offer and other administrative matters relating to the Offer. Except as described above, the Special Committee did not participate in any communications or negotiations concerning the terms and conditions of the Offer, including the Offer Price, with the Purchaser or Thermo Electron.

   The Special Committee, prior to expressing its position with respect to the Offer, received advice, opinions, views or presentations from, and discussed the Offer with the Company's management and Tucker Anthony. As noted above, the Special Committee also was given access to representatives of J.P. Morgan, with whom Tucker Anthony, after completing its independent analysis of the fairness from a financial point of view of the Offer Price, discussed certain matters relating to such analysis. In expressing its position with respect to the Offer, the Special Committee considered a number of factors, including, but not limited to, the following:

  (i) Certain Business Considerations. The Special Committee received advice from Tucker Anthony concerning the Company's historical and current financial condition and operating results, based on discussions with senior management of the Company. In particular, the Special Committee considered the following:

       . Sale Process. The Special Committee considered the fact that
    (i) the Company and Thermo Electron sought to find a buyer for the Company in early 2000 and received no bids, (ii) the Company thereafter undertook to sell its U.S. and foreign operations separately, consummating the sale of the U.S. operations (Hologic) in September 2000, and (iii) the Company has received bids to purchase its foreign operations (Trophy) that indicate net proceeds from the sale in the range of $13 million to $16 million (which includes estimated transaction expenses of $1 million). The Special Committee also considered the effects of this sale process in its review of the Company's stock price over the last twelve months.

       . Value of the Tax Benefit Associated with the Company's Net Operating Loss Carryforwards. The Special Committee considered the fact that Thermo Electron is the only party that could enter into an acquisition of the Company without triggering a "change of control" under section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), which, if triggered, would substantially limit the annual usage of the Company's net operating loss carryforwards ("NOLs"). The Special Committee considered the fact that the Offer Price reflected the higher value to Thermo Electron of the tax benefits associated with the Company's NOLs. Including the potential benefits to Thermo Electron of the use of the NOLs in the determination of the Offer Price results in a higher valuation of the Company than if these benefits had been excluded from such determination.

       . Fischer Scientific Litigation and Other Contractual
    Indemnities. The Special Committee considered the current status of the patent infringement claim brought against the Company by Fischer Imaging Corporation ("Fischer") and the fact that the outcome of this litigation is uncertain. The Special Committee also considered the fact that the Company provided various contractual indemnities to Hologic with respect to specified liabilities of the Company, including potential liabilities arising out of the Fischer patent infringement litigation. As a result of the foregoing, the Special Committee considered the fact that Thermo Electron determined the Offer Price excluding the Company's contingent liabilities in connection with the Fischer patent infringement litigation and the contractual indemnities given by the Company in connection with the sale of its businesses. Excluding these potential liabilities from the determination of the Offer Price results in a higher valuation of the Company than if these liabilities had been included in such determination.

       . Hologic Note. The Special Committee considered the fact that Thermo Electron determined the Offer Price based upon the full face value of the $25 million secured note due 2003 received by the Company from Hologic as part of the total consideration for the purchase of Hologic, thus eliminating all credit risk, if any, to the Public Shareholders associated with the note. Excluding the credit risk from the determination of the Offer Price results in a higher valuation of the Company than if this risk had been included in such determination.

  (ii) Market Information Regarding Publicly Held Shares. The Special Committee considered historical market prices and trading information with respect to the Publicly Held Shares and a comparison of these market prices and trading information with those of selected publicly-held companies operating in industries similar to that of the Company and the sales, earnings and price to earnings multiples at which the Publicly Held Shares and the securities of these other companies trade. See "Opinion of Financial Advisor" below.

  (iii) Financial Analysis of Offer Price. The Special Committee considered a financial analysis of the Offer Price performed by Tucker Anthony using various methodologies, including liquidation value analyses, a selected comparable public companies analysis and a selected comparable transactions analysis. A summary of Tucker Anthony's analysis appears on pages 9 through 15 of this Schedule 14D-9 under the section entitled "Opinion of Financial Advisor."

  (iv) Market Price Considerations. The Special Committee considered the fact that the $2.15 per Share Offer Price represents (A) a premium of 102.4% premium over $1.0625, the closing price of the Publicly Held Shares on the American Stock Exchange (the "AMEX") one day prior to the public announcement of the Offer on October 17, 2000, and (B) a premium of 63.8% over $1.3125, the closing price of the Publicly Held Shares on the AMEX four weeks prior to the public announcement of the Offer on October 17, 2000.

  (v) Liquidity and Trading Volume. The Special Committee considered the fact that historically there has been relatively low trading volume of the Publicly Held Shares and that tendering Shares in the Offer would result in immediate liquidity for the Public Shareholders. The Special Committee believes that the Common Stock is an illiquid security and that this lack of liquidity has had an adverse effect on the trading price of the Publicly Held Shares. In this regard, the Special Committee noted the limited trading volume of the Publicly Held Shares on the AMEX, as evidenced by its average monthly trading volume (approximately 888,000 per month over the twelve months prior to October 16, 2000, the last trading day prior to the first public announcement of the Offer) and the limited public float of such Publicly Held Shares resulting from the majority ownership of the Company by Thermo Electron.

  (vi) Fairness Opinion. The Special Committee considered the opinion of Tucker Anthony, delivered to the Special Committee on November 7, 2000, that as of such date and based upon and subject to the limitations set forth therein, the Offer Price of $2.15 per Share to be paid by the Purchaser to the Public Shareholders was fair, from a financial point of view, to such holders (a copy of such opinion is attached hereto as Schedule I to this Schedule 14D-9 and is incorporated herein by reference).

  (vii) Participation in Future Growth. The Special Committee also considered the fact that Public Shareholders who tender their shares in the Offer will be precluded from having the opportunity to participate in the future growth prospects of the Company. However, the Special Committee noted that Public Shareholders who tender their shares in the Offer will not be exposed to the possibility of future declines in the price at which the Publicly Held Shares trade.

  (viii) Consideration of Other Strategic Alternatives. The Special Committee considered the fact that Thermo Electron "shopped" the Company to prospective purchasers, although Thermo Electron did not authorize the Special Committee to explore other strategic alternatives that might enhance or maximize shareholder value for the Public Shareholders. The Special Committee noted that receiving actual offers from unaffiliated third parties is another means by which to determine the value of the Publicly Held Shares. In this regard, the Special Committee noted that Thermo Electron and the Company sought to find a buyer for the entire Company in early 2000 and received no bids. The Special Committee considered the fact that the Company then sought to sell its businesses, sold its U.S. operations in September 2000 and has received bids for its remaining business that indicate net proceeds from the sale in the range of $13 million to $16 million (which includes estimated transaction expenses of $1 million).

  (ix) Availability of Dissenters' Appraisal Rights. The Special Committee considered the fact that Public Shareholders who do not tender their shares in the Offer will have dissenters' appraisal rights under Delaware law in connection with the merger of the Company with the Purchaser. However, Public Shareholders who exercise their appraisal rights may receive more or less for their Publicly Held Shares than the Offer Price.

  (x)  Inability to Negotiate Offer Price/Alternative Squeeze-Out
       Structures. The Special Committee considered the fact that Thermo Electron was unwilling to negotiate the Offer Price and could pursue alternative squeeze-out structures in the event that the Offer is not successful. In this regard, the Special Committee considered the fact that Thermo Electron could also have pursued, and could pursue if the Offer is not successful, a "long-form" merger pursuant to which they could cause the Company to call a special meeting of shareholders for the purpose of seeking the approval of a merger of the Company and the Purchaser, at which meeting Thermo Electron and its affiliates would have sufficient votes to obtain such approval. If the Offer is not successful, Thermo Electron also may make open market or privately negotiated purchases of Publicly Held Shares to the extent necessary in order for Thermo Electron and its subsidiaries collectively to own at least 90% of the total outstanding Shares and therefore effect a "short-form" merger.

   In view of the variety of factors considered by the Special Committee, the Special Committee did not find it practicable to and did not assign relative weights to the factors set forth above. Rather, the Special Committee reached its determination based on the totality of the circumstances and the advice presented to it by its legal counsel and financial advisors.

   In analyzing the Offer, the Special Committee was assisted and advised by representatives of Tucker Anthony and the Special Committee's legal counsel, who reviewed various financial, legal and other considerations. The full text of the written opinion of Tucker Anthony, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Tucker Anthony in arriving at its opinion, is attached as
Schedule I to this Schedule 14D-9 and is incorporated herein by reference. Public Shareholders are urged to, and should, read such opinion carefully and in its entirety. The opinion was provided to assist the Special Committee in connection with its consideration of the Offer. Such opinion addresses only the fairness, from a financial point of view, of the Offer Price to the Public Shareholders and does not constitute a recommendation to any such holder as to whether or not to tender Publicly Held Shares in the Offer.

 Opinion of Financial Advisor.

   The Special Committee retained Tucker Anthony to act as its financial advisor and to render an opinion to the Special Committee as to the fairness, from a financial point of view, of the Offer Price to be received by the Public Shareholders.

   The Special Committee selected Tucker Anthony for a number of reasons, including its knowledge of the medical equipment segments of the healthcare technology industry and its experience and reputation in the general area of valuation and financial advisory work, and in relation to transactions of the size and nature of the specific proposed transaction. Tucker Anthony is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, private placements and valuations for corporate and other purposes. From time to time, Tucker Anthony and its affiliates may hold long or short positions in the common stock of Thermo Electron or the Common Stock of the Company.

   Tucker Anthony rendered its written opinion to the Special Committee on November 7, 2000, to the effect that, as of that date, the Offer Price to be received by the Public Shareholders pursuant to the Offer was fair, from a financial point of view, to the Public Shareholders. Tucker Anthony has not been requested to, and will not, update its opinion unless the Special Committee requests such an update. The Special Committee has advised Tucker Anthony that it will not seek an update to the fairness opinion unless:

  . there is a material modification to the terms of the proposed consideration or other material amendment to the Offer that the Special Committee determines would be reasonably likely to impact the overall fairness of the Offer to the Public Shareholders; or

  . a material event occurs that the Special Committee determines would be reasonably likely to affect Tucker Anthony's opinion if the opinion was reissued taking into account such event.

   The Special Committee has informed Tucker Anthony that, as of the date of this Schedule 14D-9, there has been no change in the terms of the proposed consideration and there has been no material event that the Special Committee believes could affect Tucker Anthony's opinion since Tucker Anthony rendered such opinion.

   The full text of the written opinion of Tucker Anthony dated November 7, 2000, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Tucker Anthony in rendering its opinion, is attached as Schedule I to this
Schedule 14D-9 and is incorporated herein by reference. The Tucker Anthony opinion is directed to the Special Committee and relates only to the fairness, from a financial point of view, of the Offer Price to be received by the Public Shareholders pursuant to the Offer, and does not constitute a recommendation to any of the Public Shareholders as to whether or not they should accept the Offer and tender their shares. The summary of Tucker Anthony's opinion set forth below is qualified in its entirety by reference to the full text of the written opinion attached hereto as Schedule I. Public Shareholders are urged to read the entire opinion carefully.

   In conducting its investigation and analysis and in arriving at its opinion, Tucker Anthony reviewed the information and took into account such financial and economic factors as it deemed relevant and material under the circumstances. The material actions Tucker Anthony undertook in its analysis were as follows:

  . reviewed internal financial information concerning the business and operations of the Company that was furnished to Tucker Anthony by the Company's management for purposes of its analysis, as well as publicly available information, including but not limited to the Company's recent filings with the Commission;

  .  reviewed the Offer to Purchase;

  . reviewed the terms and conditions of the $25 million secured note due 2003 received by the Company from Hologic;

  . reviewed the status of the Fischer patent infringement litigation with the management of the Company and Thermo Electron;

  . compared the historical market prices and trading activity of the Common Stock with those of other publicly traded companies that Tucker Anthony deemed relevant;

  . compared the financial position and operating results of the Company with those of other publicly traded companies that Tucker Anthony deemed relevant;

  . compared the proposed financial terms of the Offer with the financial terms of purchases of minority interest, acquisitions of remaining minority interest and other merger and acquisition transactions that Tucker Anthony deemed relevant; and

  . held discussions with members of the Company's management concerning the Company's historical and current financial condition and operating results and the status of the proposed sale of the Company's Trophy business.

   Tucker Anthony also reviewed relevant company research reports and key economic and market indicators, including interest rates, inflation rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. Other than as set forth above, Tucker Anthony did not review any additional information in preparing its opinion that, independently, was material to its analysis. As a part of its engagement, Tucker Anthony was not requested to, and did not, solicit third party indications of interest in acquiring the Company. The Special Committee did not place any limitation upon Tucker Anthony with respect to the procedures followed or factors considered by Tucker Anthony in rendering its opinion.

   In arriving at its opinion, Tucker Anthony assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to Tucker Anthony by, or on behalf of, the Company, and did not independently verify that information. Tucker Anthony assumed, with the Special Committee's consent, that:

  . all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in its financial statements;

  . obtaining all regulatory and other approvals and third party consents required for consummation of the Offer would not have a material effect on the anticipated benefits of the transaction; and

  . the Offer would be consummated in accordance with the terms set forth in the Offer to Purchase without any amendment thereto and without waiver by the Company of any of the conditions to their respective obligations thereunder.

   Tucker Anthony assumed that the projections with respect to the proposed sale of Trophy, the estimate of tax loss carry forward and net liabilities examined by it were reasonably prepared based upon the best available estimates and good faith judgments of the Company's senior management. In conducting its review, Tucker Anthony did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company. Tucker Anthony's opinion did not predict or take into account any possible economic, monetary or other changes which may occur, or information which may become available, after the date of its written opinion.

 Liquidation Analysis.

   Because the Company is in the process of divesting its operating assets, Tucker Anthony determined that a liquidation value methodology was the most appropriate analysis by which to value the Shares. Tucker Anthony calculated a range of liquidation values per share for the Company. These calculations took into account the proceeds from the sale of the Company's U.S. operations, estimated third party offers for Trophy, the value of the Company's NOLs, which it assumed, based on discussions with the management of the Company and Thermo Electron, would not be utilized for approximately two years after which point it would be utilized over a five-year period, and the amount of the Company's net liabilities.

   The following is a summary of the liquidation analysis performed by Tucker Anthony in connection with rendering its opinion.

                            Trex Medical Value        Trex Medical Value
                              to Third Party              to Thermo
                         ------------------------- -------------------------
Proceeds From Hologic
 Transaction
                   Cash  $30,000           $30,000 $30,000           $30,000
                   Note   24,122            25,000  24,122            25,000
                         -------           ------- -------           -------
                         $54,122      --   $55,000 $54,122      --   $55,000
Proceeds From Sale of
 Trophy(1)
            Value Range  $13,000      --   $16,000 $13,000      --   $16,000

Value of Tax Loss Carry
 Forward
            Value Range  $ 8,379      --   $ 9,439 $15,401      --   $16,843

Net Liabilities(2)               $(14,898)                 $(14,898)
                         ------------------------- -------------------------
                         $60,603      --   $65,541 $67,625      --   $72,945
Shares Outstanding                 31,949                    31,949
                         ------------------------- -------------------------
Implied Value per Share  $  1.90           $  2.05 $  2.12           $  2.28
                         ------------------------- -------------------------

--------
(1) Includes estimated transaction expenses of $1 million.
(2) Includes cash, refundable taxes, intercompany debt, accounts payable, accrued expenses, restructuring reserves, estimated expenses related to the Fischer litigation and other miscellaneous liabilities.

   Net Operating Loss Carry Forward Analysis. Tucker Anthony analyzed the Company's $80 million of NOLs as of October 25, 2000. In such analysis, Tucker Anthony assumed a 35% tax rate to calculate the estimated tax benefit of $28 million associated with the Company's NOLs and then applied a discount rate to calculate the present value. Selection of an appropriate discount rate is an inherently subjective process and is affected by numerous factors. The discount rate used by Tucker Anthony was selected based upon its calculation of the weighted average cost of capital ("WACC") of Thermo Electron ranging from 10.7% to 12.7%. This analysis produced present values of the tax benefit associated with the NOLs ranging from $15.4 million to $16.8 million. In addition, Tucker Anthony analyzed the potential value of the NOLs to a third party by multiplying 5.33% (the prevailing municipal bond interest rate) by the transaction value imputed by the Offer Price (approximately $68.7 million). This calculation determined the maximum annual amount of the NOLs that could be used under the Code due to the implied change of control in a transaction with any third party. Tucker Anthony multiplied the annual amount by a 35% tax rate to calculate the annual tax benefit. Tucker Anthony then discounted the annual tax benefit realized over the life of the NOLs (twenty (20) years) to present value. The discount rate used by Tucker Anthony in the latter case was selected based upon its calculation of the Company WACC ranging from 12.2% to 14.2%. This analysis produced present values of the tax benefit associated with the NOLs ranging from $8.4 million to $9.4 million.

   Fischer Litigation. Tucker Anthony reviewed the status of the Fischer patent infringement litigation with the management of the Company and Thermo Electron. Given the unknown outcome of the case and the difficulty in quantifying potential exposure, Tucker Anthony did not assign a value to the Company's potential litigation liability, other than estimated litigation expenses. In this regard, Tucker Anthony performed certain analyses demonstrating that an adverse outcome of the Fischer litigation resulting in the payment of damages by the Company to Fischer would result in lower liquidation values per share for the Company than if the Company incurred no liabilities in connection with this litigation other than liabilities representing estimated legal costs and expenses. There can be no assurance as to the outcome of the Fischer litigation.

   Analysis of Secured Note from Hologic. Tucker Anthony reviewed the terms and conditions of the $25 million secured note due 2003 received by the Company from Hologic. The principal amount of the $25 million secured note was used for valuation purposes. Tucker Anthony also analyzed cash flows from the note discounted at Tucker Anthony's calculation of the Company's WACC of 13.2% to arrive at a present value of $24.1 million. Furthermore, Tucker Anthony compared estimates provided to it by the Company's management of the value of the real estate securing the note to the principal amount and interest payments associated withthe note.

 Analysis of Historical Trading Prices.

   Tucker Anthony reviewed the Company's historical Common Stock trading prices for the three months and six months preceding the announcement of the Offer on October 17, 2000 and for the period from January 31, 2000, the date on which the Company and Thermo Electron announced their intentions to sell the Company in its entirety, through October 17, 2000, as follows:

                                         Closing Stock Price
                                            During Period
                                         --------------------
                                                               Offer Price
                                         Weighted                Premium/
                         Trading Volume  Average   Low  High  (Discount) (1)
                        ---------------- -------- ----- ----- --------------
Three Months            2,541,200 shares  $1.29   $0.94 $1.81      66.7%
Six Months              4,435,300 shares  $1.66   $0.94 $2.75      29.5%
Since January 31, 2000  6,991,700 shares  $2.44   $0.94 $4.94     (12.0%)

--------
(1) Offer Price premium/(discount) versus weighted average price.

   Tucker Anthony compared these historical Common Stock prices to the Offer Price of $2.15. Tucker Anthony noted that the price of the Company's Common Stock has decreased significantly over the last twelve months, particularly during the last six months as the Company and Thermo Electron experienced difficulty in finding a buyer for the entire Company.

 Analysis of the Company's Valuation Premium.

   Tucker Anthony compared the premium to be received by the Public Shareholders as represented by the Offer Price of $2.15 per share compared to the closing price of the Common Stock one day, one week and four weeks prior to the October 17, 2000 date of the announcement of the Offer.

   Tucker Anthony calculated that the Offer Price of $2.15 per share represented a premium of 102.4% over the closing price of $1.06 for the Common Stock on October 16, 2000, one day prior to the date of the announcement of the Offer, 102.4% over the closing price of $1.06 for the Common Stock on October 10, 2000, one week prior to the date of the announcement of the Offer and 63.8% over the closing price of $1.31 for the Common Stock on September 19, 2000, four weeks prior to the date of the announcement of the Offer.

   Tucker Anthony reviewed comparable transactions in the following categories:
(i) 44 acquisitions between January 1, 1994 and October 16, 2000 of a remaining minority interest (ranging from 8.0% to 35.1%) in a public company that went private as a result of the transaction; and (ii) 31 acquisitions between January 1, 1994 and October 16, 2000 of a minority interest (ranging from 10.0% to 29.5%) in a public company that remained a public company following the transaction. Tucker Anthony noted that the transaction contemplated by the Offer represents a 20.7% remaining minority interest transaction. Tucker Anthony further noted that an acquisition of a minority interest or a remaining minority interest differs from an acquisition of a 100% interest. In a 100% acquisition, the acquiring company purchases control of the subject company and, therefore, the financial terms of the transaction reflect a control premium. The acquisition of a minority interest or a remaining minority interest in a public company does not generally involve a control premium. However, unlike a transaction involving the acquisition of a minority interest, in a transaction involving the acquisition of a remaining minority interest, stockholders do not have the alternative to retain their publicly traded stock in the subject company. Accordingly, premiums paid in remaining interest transactions generally are greater than premiums paid in minority interest transactions. Tucker Anthony's analysis produced the following adjusted mean premiums (the adjusted mean excludes the high and low values in calculating the average) over the one day, one week and four weeks prior stock price in the comparable transactions as compared to the 102.4% one day, 102.4% one week premium in the transaction and 63.8% four weeks premium in the transaction contemplated by the Offer:

 . the adjusted mean premium over the stock price one day, one week and four weeks prior to the announcement of the 44 remaining minority interest transactions was 18.3%, 21.1% and 24.9%
   respectively. Premium ranges for one day, one week and four weeks were 0.6% to 56.6%, 2.1% to 94.4% and 1.1% to 76.4% respectively. Tucker Anthony again noted that these transactions are most comparable to the transaction contemplated by the Offer; and

 . the adjusted mean premium over the stock price one day, one week and four weeks prior to the announcement of the 31 minority interest transactions was 11.5%, 12.2% and 12.8% respectively. Premium ranges for one day, one week and four weeks were 2.2% to 33.5%, 1.7% to 33.0% and 1.6% to 30.1% respectively.

 Analysis of Selected Publicly Traded Companies Comparable to the Company.

   Tucker Anthony noted that the profile of the Company's business in aggregate is unique. As a result, Tucker Anthony reviewed publicly available financial information as of the most recently reported period and stock market information as of November 2, 2000 for publicly traded companies that Tucker Anthony deemed relevant to the Company's remaining dental business (Trophy). Tucker Anthony calculated multiples of enterprise value to the latest twelve months ("LTM") Revenues, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), and LTM earnings before interest and taxes ("EBIT"). Tucker Anthony used pro forma financial information that was provided by management to give effect to the sale of its U.S. operations to Hologic on September 25, 2000.

   Tucker Anthony compared the financial characteristics of the Company's business to the following:

(1) AFP Imaging Corporation                  (4) Dentsply International Inc.
(2) American Medical Technologies, Inc.      (5) Schick Technologies, Inc.
(3) Dental/Medical Diagnostic Systems, Inc.  (6) Vicon Fiber Optics Corporation

   Tucker Anthony calculated the Company's enterprise value to revenue multiple (derived from the $2.15 per share Offer Price and pro forma financial information reflecting the sale of the Company's U.S. operations). The multiple was calculated to be 0.7x. Tucker Anthony noted that this multiple was within the range of enterprise value to revenue multiples of selected publicly traded comparable companies of 0.3x to 2.3x, with an adjusted mean 0.8x and a median of 0.6x. While Tucker Anthony calculated the above multiples, it noted that this analysis is less meaningful given the liquidation nature of the Company's current situation.

 Analysis of Selected Comparable 100% Acquisition Transactions.

   Tucker Anthony reviewed 24 transactions that Tucker Anthony deemed relevant. The transactions were 100% acquisitions and were chosen based on a review of acquired companies that possessed general business, operating and financial characteristics representative of companies in the industries in which the Company operates. Tucker Anthony noted that none of the selected transactions reviewed were identical to the proposed transaction and that, accordingly, the analysis of comparable transactions necessarily involves complex consideration and judgments concerning differences in financial and operating characteristics of the Company and other factors that would affect the acquisition value of comparable transactions including, among others, the general market conditions prevailing in the equity capital markets at the time of such transactions.

   Tucker Anthony calculated the Company's enterprise value to revenue multiples (derived from the $2.15 per share Offer Price and pro forma financial information reflecting the sale of the Company's U.S. operations). The multiple was calculated to be 0.7x. Tucker Anthony noted that this multiple was within the range of enterprise value to revenue multiples of selected merger and acquisition transactions of 0.2x to 3.6x, with an adjusted mean of 1.3x and a median of 1.1x. While Tucker Anthony calculated the above multiples, it noted that this analysis is less meaningful given the liquidation nature of the Company's current situation.

   The foregoing summary does not purport to be a complete description of the analyses performed by Tucker Anthony. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Tucker Anthony believes that its analyses must be considered as a whole, and that selecting portions of such analysis, without considering all analyses and factors, would create an incomplete view of the processes underlying its opinion. Tucker Anthony did not attempt to assign specific weights to particular analyses. However, there were no specific factors reviewed by Tucker Anthony that did not support its opinion. Any estimates contained in Tucker Anthony's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Tucker Anthony does not assume responsibility for their accuracy.

   Pursuant to the terms of Tucker Anthony's engagement letter dated October 26, 2000 with the Special Committee, the Company paid Tucker Anthony a retainer fee of $50,000 and a fee of $75,000 for the preparation and delivery of its written fairness opinion dated November 7, 2000 (which fee was payable regardless of the conclusions expressed therein). In addition, the Company has agreed to pay Tucker Anthony an additional $25,000 upon delivery of any updated fairness opinion if required by a material change to the Offer to Purchase. The Company has also agreed to reimburse Tucker Anthony up to $15,000 for its out-of-pocket expenses, including the reasonable fees and disbursements of its counsel arising in connection with its engagement, and to indemnify Tucker Anthony, its affiliates and their respective directors, officers, employees and agents to the fullest extent permitted by law against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement, except for liabilities found to have resulted from the bad faith, gross negligence or intentional or reckless misconduct of Tucker Anthony.

   In the past, Tucker Anthony has not performed investment banking services for the Company or received any compensation from the Company, other than as provided for in the engagement letter. While Tucker Anthony has not provided investment banking services to Thermo Electron, it has provided such service to several affiliated companies, as set forth below. In May 1999, Tucker Anthony rendered an opinion (and was paid a fee of $225,000 for such opinion) to the Special Committee of the Board of Directors of ThermoSpectra Corporation as to the fairness from a financial point of view, of the consideration to be received by the minority shareholders of ThermoSpectra Corporation pursuant to a proposed merger by and between ThermoSpectra and Thermo Instrument Inc. Tucker Anthony has also rendered opinions to the Special Committees of the Boards of Directors of Thermo BioAnalysis Corporation, ONIX Systems Inc., and Metrika Systems Corp. Such opinions addressed fairness from a financial point of view, of the consideration received by the minority shareholders of the latter three companies pursuant to a proposed merger by and between each company and Thermo Instrument. Tucker Anthony was paid an aggregate fee of $585,000 for the three opinions. In May 2000, Tucker Anthony rendered an opinion to the Special Committee of the Board of Directors of Thermo Instrument Systems Inc. as to whether the exchange ratio as provided for in the offer was fair, from a financial point of view, to the holders of the Thermo Instrument common stock other than Thermo Electron and its affiliates and the officers and directors of Thermo Instrument. Tucker Anthony was paid $450,000 for the opinion.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   The Special Committee entered into a letter agreement with Tucker Anthony dated as October 26, 2000 (the "Engagement Letter"), pursuant to which the Special Committee engaged Tucker Anthony to act as its financial advisor in connection with the Offer. Subject to the terms and conditions of the Engagement Letter, Tucker Anthony agreed to act as a financial advisor to the Special Committee and render an opinion to the Special Committee with regard to the fairness, from a financial point of view, to the Public Shareholders of the Offer Price. In connection with the Engagement Letter, the Company agreed to pay Tucker Anthony an aggregate fee of $75,000, $50,000 of which was paid upon the execution of the Engagement Letter and the balance of which was paid upon the delivery by Tucker Anthony of the fairness opinion. In addition, the Company has agreed to reimburse Tucker Anthony up to $15,000 for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Tucker Anthony against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

   The Special Committee also retained Goodwin, Procter & Hoar LLP to act as the legal advisor to the Special Committee in connection with the Offer.

   Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   During the past 60 days no transaction in the Shares has been effected by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

   (b) Except as set forth in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

   (c) Except as set forth in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in this Item 7.

Item 8. Additional Information.

   The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

 Exhibit 1 Press release issued by the Company on October 17, 2000 (previously filed)

 Exhibit 2  Press release issued by Thermo Electron on October 17, 2000
            (incorporated by reference to
            Thermo Electron's Schedule TO dated October 17, 2000)

 Exhibit 3  Press release issued by Thermo Electron on October 25, 2000
            (incorporated by reference to
            Exhibit 12(a)(8) to Thermo Electron's Schedule TO dated October 25,
            2000)

 Exhibit 4  Press release issued by the Company on November 7, 2000

 Exhibit 5 Offer to Purchase by the Purchaser filed with the Commission on October 25, 2000 (incorporated by reference to Exhibit 12(a)(1) to the Purchaser's Schedule TO dated October 25, 2000)

 Exhibit 6  Letter to Shareholders dated November 7, 2000*

 Exhibit 7 Opinion of Tucker Anthony Capital Markets (included as Schedule I to this Schedule 14D-9)*

 Exhibit 8 Form of Indemnification Agreement by and between the Company and directors of the Company
            (incorporated by reference to Exhibit 10.18 of the Company's
            Registration Statement on Form S-1
            dated March 29, 1996 (File No. 333-02926))

 Exhibit 9 Form of Indemnification Agreement by and between Thermo Electron and directors of the
            Company (incorporated by reference to Exhibit 10.1 of the Thermo
            Electron's Registration
            Statement on Form S-4 dated November 9, 1999 (File No. 333-90661))

 Exhibit 10 Selected Sections of the Company's Proxy Statement Relating to its
            2000 Annual Meeting of Shareholders

--------
 * Included in materials being distributed by the Company to shareholders of the Company.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2000

                                          Trex Medical Corporation

                                          By:  /s/ James W. May Jr.
                                             ----------------------------------
                                          Name: James W. May Jr.
                                          Title: Sole Member of the Special
                                                 Committee of the Board of
                                                 Directors

                                                                      SCHEDULE I

                         TUCKER ANTHONY CAPITAL MARKETS

November 7, 2000

Special Committee of the Board of Directors
Trex Medical Corporation
81 Wyman Street
Waltham, MA 02454-9046

Gentlemen:

   We understand that Trex Medical Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), has offered to purchase (the "Offer") all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Trex Medical Corporation, a Delaware corporation (the "Company"), that Thermo Electron Corporation and its affiliates do not currently own. At the consummation of the Offer, each share of Common Stock validly tendered, other than shares held by dissenting shareholders, if any, will be converted into the right to receive $2.15 per share, net, in cash (the "Offer Price").

   You have requested our opinion (the "Opinion") as investment bankers as to whether the Offer Price to be received by the holders of Common Stock other than Thermo Electron and its affiliates, including the officers and directors of the Company (the "Public Shareholders"), is fair from a financial point of view to the Public Shareholders.

   Tucker Anthony Capital Markets ("Tucker Anthony"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. In the course of our ordinary business, we may trade the securities of either Thermo Electron or the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In connection with the procedures outlined herein and in the preparation of this Opinion, Tucker Anthony was not authorized by the Company to solicit, nor have we solicited, third party indications of interest for the Company other than the Offer. Tucker Anthony will receive fees for the rendering of this Opinion and any subsequent opinions in connection with the Offer.

   In arriving at our Opinion, we have among other things:

  (i) Reviewed certain historical financial and other information concerning the Company for the five fiscal years ended October 2, 1999;

  (ii) Reviewed the Offer to Purchase by Trex Medical Acquisition, Inc., dated October 25, 2000;

  (iii) Held discussions with the senior management of the Company with respect to the Company's past and current financial performance, financial condition and future prospects;

  (iv) Reviewed certain internal financial data and other information of the Company;

  (v) Reviewed historical trading activity and ownership data of the Common Stock and considered the prospects for dividends and price movement;

  (vi) Analyzed certain publicly available information of other companies that we deemed comparable or otherwise relevant to our inquiry, and compared the Company, from a financial point of view, with certain of these companies;

  (vii) Compared the Offer Price to be received by the Public Shareholders pursuant to the Offer with the consideration received by stockholders in other acquisitions of companies that we deemed comparable or otherwise relevant to our inquiry; and

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  (viii) Conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion.

   In our review, we have also taken into account an assessment of general economic, market and financial conditions and certain industry trends and related matters. In arriving at the Opinion, we have assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to us by the Company and have not attempted to verify any of such information. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of the Company, nor did we verify any of the Company's books or records. Our Opinion is necessarily based upon market, economic and other conditions and the market price of the Company's common stock as they exist and can be evaluated as of the date of this letter.

   This Opinion is being furnished for the use and benefit of the Special Committee of the Board of Directors of the Company and is not a recommendation to the Public Shareholders. Tucker Anthony has advised the Special Committee that it does not believe any person other than the Special Committee has the legal right to rely on the Opinion and, absent any controlling precedent, would resist any assertion otherwise.

   Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Offer Price to be received by the Public Shareholders pursuant to the Offer is fair to the Public Shareholders from a financial point of view.

Very truly yours,

/S/ TUCKER ANTHONY CAPITAL MARKETS

TUCKER ANTHONY CAPITAL MARKETS

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